Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2006

                              CONVERIUM HOLDING AG
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X       Form 40-F
                               -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No    X
                               -------       -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

              Converium sells it shareholdings in Nordic Aviation
              Insurance A/S (Nordisk Flyforsikring A/S) in Denmark

Zug, Switzerland - March 7, 2006 - Converium Holding Ltd announced today that it has agreed in principle to sell its shareholdings in Nordic Aviation Insurance, a general aviation insurance company based in Denmark, Nordic Aviation Insurance underwrites throughout the Nordic and Baltic regions. Completion of this sale is subject to certain conditions being met, including approval by the FSA, the regulatory authority in Denmark.

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.




Contacts:

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
Phone    +41 (0) 44 639 91 20
Fax      +41 (0) 44 639 71 20


Esther Gerster
Head of Public Relations
esther.gerster@converium.com
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22


www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CONVERIUM HOLDING AG




                                      By:  /s/ Inga Beale
                                           Name:    Inga Beale
                                           Title:   CEO




                                      By:  /s/ Christian Felderer
                                           Name:    Christian Felderer
                                           Title:   General Legal Counsel



Date: March 7, 2006